EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.36 for the nine months ended September 30, 2003 were calculated by dividing net income of $1,043,000 for the period April 1, 2003 to September 30, 2003 by the weighted-average number of common shares outstanding of 2,907,510.